JPMorgan Chase Financial Company LLC Fully and Unconditionally Guaranteed by JPMorgan Chase & Co. Market Linked Securities	Filed Pursuant to Rule 433 Registration Statement Nos. 333-270004 and 333-270004-01

Market Linked Securities—Callable with Contingent Coupon and Contingent Downside

Principal at Risk Securities Linked to the Lowest Performing of the S&P 500® Index, the Russell 2000® Index and the EURO STOXX 50® Index due March 16, 2029

Fact Sheet dated March 10, 2026 to Preliminary Pricing Supplement dated March 10, 2026

Summary of Terms

Issuer:	JPMorgan Chase Financial Company LLC
Guarantor:	JPMorgan Chase & Co.
Indices:	S&P 500® Index, Russell 2000® Index and the EURO STOXX 50® Index
Pricing Date[1]:	March 13, 2026
Issue Date[1]:	March 18, 2026
Stated Maturity Date[1,2]:	March 16, 2029
Principal Amount:	$1,000 per security (100% of par)
Contingent Coupon Payment:

On each contingent coupon payment date, you will receive a contingent coupon payment at a per annum rate equal to the contingent coupon rate if, and only if, the closing level of the lowest performing Index on the related calculation day is greater than or equal to its coupon threshold level. Each “contingent coupon payment,” if any, will be calculated per security as follows:

($1,000 × contingent coupon rate) / 4.

Contingent Coupon Payment Dates[1,2]:	Quarterly, on the third business day following each calculation day, provided that the contingent coupon payment date with respect to the final calculation day will be the stated maturity date
Contingent Coupon Rate:	At least 8.15% per annum (to be provided in the pricing supplement)
Optional Redemption:	We may, at our option, redeem the securities, in whole but not in part, on any optional redemption date. If we elect to redeem the securities prior to the stated maturity date, you will be entitled to receive on the applicable optional redemption date a cash payment per security in U.S. dollars equal to the principal amount plus any contingent coupon payment otherwise due.
Calculation Days[1,2]:	Quarterly, on the 13th day of each March, June, September and December, commencing June 2026 and ending March 2029. We refer to March 13, 2029 as the “final calculation day.”
Optional Redemption Dates [1,2]:	Quarterly, on the contingent coupon payment dates following each calculation day scheduled to occur from June 2026 to December 2028, inclusive
Maturity Payment Amount (per Security):

If we do not redeem the securities prior to the stated maturity date:

•   If the ending level of the lowest performing Index on the final calculation day is greater than or equal to its downside threshold level: $1,000; or

•   If the ending level of the lowest performing Index on the final calculation day is less than its downside threshold level:

$1,000 + ($1,000 × index return of the lowest performing Index on the final calculation day)

Lowest Performing Index:	For any calculation day, the “lowest performing Index” will be the Index with the lowest index return on that calculation day.
Starting Level:	For each Index, its closing level on the pricing date
Ending Level:	For each Index, its closing level on the final calculation day
Index Return:	For each Index on any calculation day, (closing level on that calculation day – starting level) / starting level
Coupon Threshold Level:	For each Index, 60% of its starting level
Downside Threshold Level:	For each Index, 50% of its starting level

Summary of Terms (continued)

Calculation Agent:	J.P. Morgan Securities LLC (“JPMS”)
Denominations:	$1,000 and any integral multiple of $1,000
CUSIP:	46660MPU3
Fees and Commissions:	Up to 1.275% for Wells Fargo Securities, LLC (“WFS”); WFS has advised us that dealers, including Wells Fargo Advisors (“WFA”), may receive 1.00% of WFS’s fee, and WFA may also receive a distribution expense fee of 0.075%. In addition, in respect of certain securities sold in this offering, JPMS may pay a fee of up to 0.10% to selected dealers in consideration for marketing and other services in connection with the distribution of the securities to other dealers.
Tax Considerations:	See the preliminary pricing supplement.
[1] Subject to change [2] Subject to postponement

Hypothetical Payout Profile (Maturity Payment Amount)

If we do not redeem the securities prior to stated maturity and the ending level of the lowest performing Index on the final calculation day is less than its downside threshold level, you will lose more than 50%, and possibly all, of the principal amount of your securities at maturity.

Any return on the securities will be limited to the sum of your contingent coupon payments, if any. You will not participate in any appreciation of any Index, but you will have full downside exposure to the lowest performing Index on the final calculation day if its ending level is less than its downside threshold level.

The securities are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the securities is subject to the credit risk of JPMorgan Financial, as issuer of the securities, and the credit risk of JPMorgan Chase & Co., as guarantor of the securities.

If the securities priced on the date of the accompanying preliminary pricing supplement, the estimated value of the securities would be approximately $961.20 per security. The estimated value of the securities, when the terms of the securities are set, will be provided in the pricing supplement and will not be less than $930.00 per security. See “The Estimated Value of the Securities” in the preliminary pricing supplement for additional information.

Preliminary Pricing Supplement: http://www.sec.gov/Archives/edgar/data/19617/00012139002602
5411/ea0280673-01_424b2.htm

The securities have complex features and investing in the securities involves risks not associated with an investment in conventional debt securities. See “Risk Factors” in the accompanying prospectus supplement and the accompanying product supplement, Annex A to the accompanying prospectus addendum and “Selected Risk Considerations” in the accompanying preliminary pricing supplement.

The securities are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

THIS FACT SHEET DOES NOT PROVIDE ALL OF THE INFORMATION THAT AN INVESTOR SHOULD CONSIDER PRIOR TO MAKING AN INVESTMENT DECISION. This fact sheet should be read in conjunction with the accompanying preliminary pricing supplement, prospectus, prospectus supplement, prospectus addendum, product supplement and underlying supplement.

Selected Risk Considerations

The risks set forth below are discussed in detail in the “Selected Risk Considerations” section in the accompanying preliminary pricing supplement, the “Risk Factors” sections in the accompanying prospectus supplement and product supplement and Annex A to the accompanying prospectus addendum. Please review the risk disclosure carefully.

•      If We Do Not Redeem the Securities Prior to Stated Maturity and the Ending Level of the Lowest Performing Index on the Final Calculation Day Is Less Than Its Downside Threshold Level, You Will Lose More Than 50%, and Possibly All, of the Principal Amount of Your Securities at Maturity.

•      The Securities Do Not Guarantee the Payment of Interest and May Not Pay Any Interest at All.

•      The Potential Return on the Securities Is Limited to the Sum of Any Contingent Coupon Payments and You Will Not Participate in Any Appreciation of Any Index.

•      You Will Be Subject to Reinvestment Risk and Our Redemption Right May Limit Your Potential to Receive Contingent Coupon Payments.

•      The Securities Are Subject to the Credit Risks of JPMorgan Financial and JPMorgan Chase & Co.

•      As a Finance Subsidiary, JPMorgan Financial Has No Independent Operations and Has Limited Assets.

•      You Are Exposed to the Risk of Decline in the Level of Each Index.

•      Your Maturity Payment Amount Will Be Determined by the Lowest Performing Index.

•      You Will Be Subject to Risks Resulting from the Relationship Among the Indices.

•      Higher Contingent Coupon Rates Are Associated with Greater Risk.

•      The Benefit Provided by the Downside Threshold Level May Terminate on the Final Calculation Day.

•      No Dividend Payments or Voting Rights

•      Lack of Liquidity

•      The Final Terms and Estimated Valuation of the Securities Will Be Provided in the Pricing Supplement.

•      The Tax Consequences of an Investment in the Securities Are Uncertain.

•      Potential Conflicts

•      The Estimated Value of the Securities Will Be Lower Than the Original Issue Price (Price to Public) of the Securities.

•      The Estimated Value of the Securities Does Not Represent Future Values of the Securities and May Differ from Others’ Estimates.

•      The Estimated Value of the Securities Is Derived by Reference to an Internal Funding Rate.

•      The Value of the Securities as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Securities for a Limited Time Period.

•      Secondary Market Prices of the Securities Will Likely Be Lower Than the Original Issue Price of the Securities.

•      Many Economic and Market Factors Will Impact the Value of the Securities.

•      Each of JPMorgan Chase & Co. and Wells Fargo & Company (the Parent Company of WFS) Is Currently One of the Companies that Make Up the S&P 500® Index.

•      An Investment in the Securities Is Subject to Risks Associated with Small Capitalization Stocks with Respect to the Russell 2000® Index.

•      The Securities Are Subject to Non-U.S. Securities Risk with Respect to the EURO STOXX 50® Index.

•      No Direct Exposure to Fluctuations in Foreign Exchange Rates with Respect to the EURO STOXX 50® Index.

•      Any Payment on the Securities Will Depend upon the Performance of Each Index and Therefore the Securities Are Subject to Risks Associated with Each Index, Each as Discussed in the Accompanying Pricing Supplement and Product Supplement.

SEC Legend: JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. have filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement, underlying supplement and preliminary pricing supplement if you so request by calling toll-free 1-866-535-9248.

As used in this fact sheet, “we,” “us” and “our” refer to JPMorgan Financial Company LLC. Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.